BY COURIER



03 JUN -2 AM 7:21

Fax No.001 202 2727050
File No.82-3768

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
D C 205 49


03022306

May 27, 2003
Sc-15182

SUPPL

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

Dear Sirs,

Tata Engineering and Locomotive Company Limited "File No.82-3768" – Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Furnished herewith is the following information with respect to Tata Engineering and Locomotive Company Limited, a public company with limited liability incorporated under the laws of India, "File" No.82-3768 in compliance with the exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Act") available to foreign private issuers under Rule 12g3(b) under the Act :

"Re : (i) Published Audited Annual Accounts and Unaudited Consolidated Annual Accounts for the financial year ending March 31, 2003.
(ii) Dividend recommended by the Board for the said financial year.
(iii) Notice of Book Closure for the purpose of dividend and Annual General Meeting (AGM) date.

In accordance with the Listing Agreement with the Stock Exchange, Mumbai, we have to inform you that :

i. The Directors have at their Board Meeting held today:-
   - taken on record the audited financial results and unaudited Consolidated Financial Results of the Company for the financial year 2002-03 pursuant to Clause 41 of the Listing Agreement with Stock Exchange, Mumbai.
   - recommended a dividend of 40% on the 319784387 Ordinary Shares of the Company. This may be treated as an intimation under Clause 20 of the said Listing Agreement.

..2.

dlw 6/6

TATA ENGINEERING
Tata Engineering and Locomotive Company Limited
Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 5665 8282 Fax 91 22 5665 7799



ii. As required under Clause 16 of the Listing Agreement with the Stock Exchange, Mumbai, the Book Closure for the purpose of payment of the said dividend has been fixed as under :-

Type of Security	**Book Closure**		**Purpose**
Ordinary Shares (E2 Series) INE155A01014	From	To	Dividend for the financial year ended March 31, 2003
	July 1, 2003	July 21, 2003	
	(both days inclusive)		

The payment of dividend will be made to those shareholders whose names stand registered in the books of the Company as on:

- July 21, 2003 in case of shares held in physical form; and
- July 1, 2003 in case of shares held in electronic form

if declared at the AGM to be held on July 21, 2003 and will be paid on or after the said date.

As per the terms of Issue, the Warrants issued along with the Convertible Debentures and Non-convertible Debentures can be exercised into shares at a price of Rs.120/- at any time during the period June 6, 2003 to September 30, 2004. Shares allotted on such exercise will not be eligible for dividend for the financial year 2002-03.

iii. Pursuant to Clause 22 of the Listing Agreement with the Stock Exchange, Mumbai, we would like to inform you that the Board of Directors, *in principle,* approved, subject to such other approvals as may be required, a raising of additional long-term resources upto Rs.500 crores by issue of appropriate securities, on terms to be decided by the Board / Committee of the Board in due course, for the Company's future growth and prepayment of expensive debts."

Please contact the undersigned in Mumbai at the below-mentioned address or by telephone at (91-22) 56657219 or by facsimile at (91-22) 56657799 if you have any questions or require additional information.

Yours faithfully,
Tata Engineering & Locomotive Co Ltd



H K Sethna
Company Secretary



For immediate use **PRESS RELEASE**

Mumbai, May 27, 2003

Significant Turnaround in Tata Engineering's Performance
Profit Before Tax of Rs.510.37 Crores
Returns to dividend list

Quarter IV

Tata Engineering reported a Profit Before Tax of Rs.232.38 crores as against Rs.106.20 crores in the same period last year, representing an increase of 119%. Revenues increased by 17% to Rs.3588.27 crores. Profit After Tax for the current quarter was Rs.137.57 crores.

The Company established some significant landmarks in this quarter, namely – highest sales volumes of 72837 units and highest net revenue of Rs.3588.27 crores.

Commercial vehicle sales for the quarter increased to 34025 nos., a growth of 24% over the same period last year. The Passenger Car Business recorded a sale of 35867 units, an increase of 16% over the corresponding period last year. The Indigo, which was successfully launched in December 2002, recorded a sale of 6813 nos. achieving a 26% market share for the quarter in the entry level 'C' segment.

2002-03

The year 2002-03 was significant for the Company as it achieved the highest ever revenues (net of excise) and the vehicle sales of 219,859 units. The Indica project achieved another milestone by becoming profitable in the fourth year of its operations.

Total revenues for the year ended March 31, 2003 improved by 22% to Rs.10837.01 crores (pervious year Rs.8891.95 crores). Higher revenues and continuing cost reduction efforts enabled the Company post an operating profit of Rs.1139.41 crores as against Rs.741.46 crores in 2001-02. The Company reported a Profit Before Tax of Rs.510.37 crores as against a loss of Rs.109.21 crores in the previous year, reflecting the successful culmination of the corporate turn-around plan vigorously pursued by the Company over the last two years. The Profit After Tax was Rs.300.11 crores, after a provision of Rs.210.26 crores for current and deferred taxes (previous year : Loss After Tax of Rs.53.73 crores).



For immediate use **PRESS RELEASE**

Commercial vehicle sales in the domestic market (including deemed exports), for the year at 107,438 nos. grew 30% over last year. The Company gained market shares in both M&HCV truck and bus segments. Domestic sales in passenger vehicles crossed the 100,000 mark, for the first time, with sales of 104,414 nos. representing a growth of 17.5% over the previous year. Indica's market share improved from 22.8% to 24.2%.

Dividend

In view of the Company's profitable performance, the Board of Directors has recommended a dividend of Rs.4/- per share for the FY 02-03 (for the FY 01-02 : Rs.NIL).

The Annual General Meeting of the Company will be held on July 21, 2003 to consider the accounts of FY 2002-03.

The audited financial results for the year ended March 31, 2003 are enclosed.

- Ends -

Issued by:
V Krishnan
Vice President, Corporate Communications
Tata Engineering and Locomotive Company Limited
Phone: 56657209; Fax: 56657775
E-mail: vkrishnan@telco.co.in


TATA

TATA ENGINEERING & LOCOMOTIVE COMPANY LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Hutatma Chowk, Mumbai 400 001.

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2003

	Particulars	Nine months ended December 31,2002	Quarter ended March 31		FY	
			2003	2002	2003	2002
		(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Audited)
(A)						
1	Vehicle Sales:(in Nos.)					
	Commercial vehicles	72612	33582	26991	106194	80687
	Passenger Cars and Utility vehicles	68428	35727	30718	104155	88610
	Exports	5982	3528	5356	9510	13927
		147022	72837	63065	219859	183224
2	Vehicle Production:(in Nos.)					
	Commercial vehicles	77482	38673	29906	116155	90,386
	Passenger Cars and Utility vehicles	69978	37326	33116	107304	92,215
		147460	75999	63022	223459	182,601
3	Export Turnover (at F.O.B. value) Rs. Crores	294.79	163.28	232.96	458.07	620.21
	US $ M	61.06	34.39	47.74	95.45	128.02
(B)		(Rupees Crores)				
1	**Net Sales/Income from operations**	**7248.74**	**3588.27**	**3059.82**	**10837.01**	**8891.95**
2	Total Expenditure					
	(a) (Increase) / Decrease in stock in trade and work in progress	(54.52)	(65.22)	78.05	(119.74)	49.03
	(b) Consumption of Raw Materials & Components	3797.33	1902.25	1510.24	5699.58	4716.47
	(c) Staff Cost	524.67	195.70	250.13	720.37	691.64
	(d) Excise Duty	1146.54	597.25	475.87	1743.79	1389.29
	(e) Other expenditure	1085.23	568.37	451.92	1653.60	1304.06
	(f) Sub Total 2(a) to 2(e)	6499.25	3198.35	2766.21	9697.60	8150.49
3	Operating Profit [1-2]	749.49	389.92	293.61	1139.41	741.46
4	Other Income	11.14	6.90	2.74	18.04	23.26
5	Interest					
	(a) Gross Interest	247.63	72.24	101.29	319.87	434.55
	(b) Capitalisation of Interest and other receipts	(33.29)	(7.63)	(20.32)	(40.92)	(52.32)
	(c) Net Interest	214.34	64.61	80.97	278.95	382.23
6	Amortisation of Deferred Revenue Expenditure	0.40	2.22	-	2.62	89.83
7	Depreciation	267.90	91.61	87.81	359.51	354.68
8	**Profit/(Loss) for the year before extraordinary/ exceptional Items [3+4-5-6-7]**	**277.99**	**238.38**	**127.57**	**516.37**	**(62.02)**
9	Extraordinary/Exceptional Items					
	(a) Provision/(Write back) for Contingencies	-	(20.00)	20.00	(20.00)	20.00
	(b) Employee Separation Cost	-	-	-	-	25.82
	(c) Provision for diminution in value of investments	-	26.00	1.37	26.00	1.37
	(d) Sub Total 9(a) to 9(c)	-	6.00	21.37	6.00	47.19
10	**Profit/(Loss) Before Tax [8-9]**	**277.99**	**232.38**	**106.20**	**510.37**	**(109.21)**
11	Less: Provision for Taxation					
	(a) i)Current Tax	12.91	15.34	-	28.25	-
	ii) Provision for Earlier Years Written Back	-	(8.54)		(8.54)	
	(b) i)Deferred Tax	102.54	79.24	(55.48)	181.78	(55.48)
	ii) Provision for Deferred Tax for Earlier Years		8.77	-	8.77	
	(c) Sub Total of 11(a) and 11(b)	115.45	94.81	(55.48)	210.26	(55.48)
12	**Profit/(Loss) After Tax [10-11]**	**162.54**	**137.57**	**161.68**	**300.11**	**(53.73)**
13	Paid-up Equity Share Capital (Face value of Rs. 10 each)	319.82	319.83	319.82	319.83	319.82
14	Reserves excluding Revaluation Reserve				2277.33	2145.24
15	Basic EPS (not annualised) Rupees	5.08	4.30	5.96	9.38	(1.98)
	Diluted EPS (not annualised) Rupees	5.01	4.23	5.96	9.22	(1.98)
16	Aggregate of Non-Promoter Shareholding					
	- Number of Shares	216776927	216776927	216785867	216776927	216785867
	- Percentage of shareholding	67.79%	67.79%	67.79%	67.79%	67.79%

Notes:-

1) Figures for the previous periods have been regrouped/reclassified wherever necessary, to make them comparable.

2) An amount of Rs.15.44 crores paid in the quarter ended March 31, 2003 towards premium on the early redemption of Debentures amounting to Rs.231.03 crores has been debited to the Securities Premium Account.

3) During the previous year, the Company recognised the Deferred Tax credit of Rs. 55.48 crores for the full year in the 4th Quarter. Therefore, the Profit after Tax in Quarter 4 of FY 2001-02 is not comparable with the Profit after Tax of Quarter 4 of the current year.

4) The Company has revised its depreciation rates on laptops from 16.21% to 23.75% and on cars from 9.5% to 19% to bring the carrying value of these assets in line with the market realisable values. Accordingly, the Company has taken an additional depreciation charge of Rs. 6.63 crores in the current financial year.

5) Deferred tax provisions of Rs.9.75 crores relating to period prior to March 31, 2001 has been debited to General Reserve.

6) The Company is engaged exclusively in the business of automobile products consisting of all types of commercial and passenger vehicles. These, in the context of Accounting Standard 17 on Segment Reporting, issued by the Institute of Chartered Accountants, are considered to constitute one single segment.

7) Following is the status on utilisation of proceeds of issues of the Rights - Convertible and Non-convertible Debentures (including proceeds on warrants to be exercised) of Rs. 979 crores, and internal accrual of Rs.328 crores:

	Particulars	Planned FY 01-02 to 03-04 (Rs. Crores)	Actual upto March 31, 2003 (Rs. Crores)
(a)	Capital expenditure, Product development expenditure and strategic investment	780	499
(b)	Prepayment/Repayment of borrowings	527	560
	Total	1307	1059

8) The Board of Director has recommended a dividend of Rs.4/- per Ordinary Shares of Rs.10/- each for FY 2002-03 (Rs.NIL for FY 2001-02) which if approved by the Members at the Annual General Meeting to be held on July 21, 2003 would be paid on or after the said date.

9) As per the terms of Issue, the Warrants issued along with the Convertible Debentures and Non-convertible Debentures can be exercised into shares at a price of Rs.120/- at any time during the period June 6, 2003 to September 30, 2004. Shares allotted on such exercise will not be eligible for dividend for the FY 2002-03.

The above Results and this release have been reviewed by the Audit Committee of the Board and were taken on record by the Board of Directors at its meeting held on May 27, 2003.

Tata Engineering and Locomotive Company Limited



RATAN N TATA
CHAIRMAN

Mumbai, May 27, 2003



TATA

TATA ENGINEERING AND LOCOMOTIVE COMPANY LIMITED
Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2003

Rs. Crores

		FY 2002-03 (Unaudited)	FY 2001-02 (Audited)
1	**Net Sales/Income from operations**	11413.86	9305.14
2	Total Expenditure		
	(a) (Increase) / Decrease in stock in trade and work in progress	(103.47)	95.18
	(b) Consumption of Raw Materials & Components	6018.45	4915.76
	(c) Staff Cost	906.24	868.14
	(d) Excise Duty	1809.37	1390.47
	(e) Other expenditure	1534.41	1248.57
	(f) Sub Total 2(a) to 2(e)	10165.00	8518.12
3	Operating Profit [1-2]	1248.86	787.02
4	Other Income	23.43	19.91
5	Interest		
	(a) Gross Interest	420.49	492.25
	(b) Capitalisation of Interest and other receipts	(95.06)	(47.58)
	(c) Net Interest	325.43	444.67
6	Amortisation of Deferred Revenue Expenditure	12.63	95.90
7	Depreciation	397.74	392.22
8	**Profit/(Loss) for the year before extraordinary/ exceptional items [3+4-5-6-7]**	536.49	(125.86)
9	Extraordinary/Exceptional Items		
	(a) (Write back) / Provision for Contingencies	(20.00)	20.00
	(b) Employee Separation Cost	12.75	32.92
	(c) Provision for diminution in the value of investment	3.00	1.37
	Sub Total 9(a) to 9(c)	(4.25)	54.29
10	**Profit/(Loss) Before Tax [8-9]**	540.74	(180.15)
11	Less: Provision for Taxation		
	(a) Current Tax (net of provisions written back)	24.52	3.03
	(b) Deferred Tax (Includes provision for earlier years)	201.88	(70.43)
	(c) Sub Total of 11(a) and 11(b)	226.40	(67.40)
12	**Profit/(Loss) After Tax [10-11]**	314.34	(112.75)
13	Share of income in Associate	(14.86)	-
14	Minority Interest in Consolidated Profit/(Loss)	(0.81)	5.56
15	**Profit/(Loss) after adjustment in minority interest**	298.67	(107.19)
16	Paid-up Equity Share Capital (Face value of Rs.10/- each)	319.83	319.82
17	Reserves excluding Revaluation Reserve	1922.68	1836.17
18	Basic EPS (not annualised) Rupees	9.34	(3.95)
19	Diluted EPS (not annualised) Rupees	9.17	(3.95)

Notes on Consolidated Financial Results for the year ended March 31, 2003:

1) As per Accounting Standard (AS 21) on Consolidated Financial Statements and Accounting Standard (AS 23) on Accounting for Investments in Associate in Consolidated Financial Statements issued by the Institute of Chartered Accountants of India, the following subsidiaries and associates have been considered.

Subsidiary Company	*Ownership in (%)*
Telco Construction Equipment Co Ltd	80.00
Tata Technologies Ltd	96.12
TAL Manufacturing Solutions Ltd	99.47
HV Axles Ltd	99.11
HV Transmission Ltd	99.00
Sheba Properties Ltd	100.00
Minicar (India) Ltd	100.00
Telco Dadajee Dhackjee Ltd	81.04
Tata Technologies, US	96.12

Associate Company	*Ownership in (%)*
Tata Cummins Ltd	50.00
Tata AutoComp Systems Ltd	50.00
Concorde Motors Ltd	49.00
Tata Precision Singapore (Pte) Ltd	49.99
Nita Company Ltd (Bangladesh)	40.00
Tata International Ltd	20.34
Tata Finance Ltd	29.67

2) The figures for the current year are prepared based on AS 21 and AS 23 and are therefore not comparable with those of the previous year, which were prepared considering only AS 21.

3) This consolidated financial result should be read in conjunction with the notes to the individual financial results for the Financial Year March 31, 2003.

4) The above Results and this release have been reviewed by the Audit Committee of the Board and were taken on record by the Board of Directors at its meeting held on May 27, 2003.

Tata Engineering and Locomotive Company Limited

RATAN N TATA
CHAIRMAN

Mumbai, May 27, 2003